SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: May 3, 2004	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

BENNETT ENVIRONMENTAL INC.
PROXY
FOR THE 2004 ANNUAL AND SPECIAL GENERAL MEETING
MAY 25, 2004

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Bennett Environmental Inc. (the “Corporation”) hereby appoints John Bennett, or failing him David Williams, or failing either of them ____________________ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the annual and special general meeting (the “Meeting”) of the shareholders of the Corporation to be held at 4:30 p.m. (Toronto time) at the TSX Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Tuesday, May 25, 2004 and at any adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment thereof, and, without limiting the foregoing, the persons named are specifically directed to vote as indicated below. For further information regarding the Meeting and the matters that will be acted upon at the Meeting, reference is specifically made to the accompanying Notice of Meeting, and Management Information and Proxy Circular, both dated April 23, 2004. The instructions to this proxy form part of this proxy.

The undersigned directs the proxyholder appointed by this proxy to vote as follows:

1.	To elect the following persons as directors of the Corporation until the next annual general meeting:

John Bennett	FOR	☐	WITHHOLD	☐
Adam Lapointe	FOR	☐	WITHHOLD	☐
Pierre Meunier	FOR	☐	WITHHOLD	☐
George Ploder	FOR	☐	WITHHOLD	☐
David Williams	FOR	☐	WITHHOLD	☐
James Blanchard	FOR	☐	WITHHOLD	☐

2.	To appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation until the next annual general meeting at a remuneration to be fixed by the directors of the Corporation.

FOR ☐       WITHHOLD ☐

3.	To approve, by ordinary resolution, the renewal of the Amended and Restated Shareholder Rights Plan Agreement dated May 24, 2001.

FOR ☐       AGAINST ☐

EXECUTED on the _________ day of ___________, 2004.

Signature of Shareholder (or Authorized Attorney or Signatory on behalf of Shareholder)	Number of Common Shares Represented by this Proxy

Name of Shareholder (Please Print Clearly)

Address

City/Province

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. The common shares represented by this proxy will, on any ballot, be voted as you may have specified by marking an “X” in the spaces provided for that purpose. IF NO CHOICE IS SPECIFIED AND EITHER OF JOHN BENNETT OR DAVID WILLIAMS IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES WILL BE VOTED AS IF YOU HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. YOU MAY APPOINT AS PROXYHOLDER SOMEONE OTHER THAN THE PERSONS NAMED IN THIS PROXY BY STRIKING OUT THEIR NAMES AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO ATTEND AND ACT AS PROXYHOLDER, AND THAT PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION. IF THE INSTRUCTIONS ON THIS PROXY ARE CERTAIN, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH SUCH INSTRUCTIONS, AND WHERE YOU SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

3. THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE COMMON SHARES WITH RESPECT TO:

(a) AMENDMENTS TO, OR VARIATIONS OF, MATTERS IDENTIFIED IN THE NOTICE OF MEETING; AND

(b) OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE, A REASONABLE TIME PRIOR TO THIS SOLICITATION, THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING. No matters other than those stated in the attached Notice of Meeting are, at present, known to be considered at the Meeting but, if such matters should arise, proxies will be voted in accordance with the best judgment of the proxyholder.

4. In order to be valid this proxy must be signed by the shareholder or by his or her attorney duly authorized in writing or, in the case of a corporation, executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy. The signature and name must conform to the name of the shareholder as registered. Executors, administrators and trustees signing on behalf of the registered shareholder should so indicate. If common shares are jointly held, either of the registered owners may sign the proxy. If this proxy is not dated in the blank space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

5. This proxy may not be used at the Meeting unless it is deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, before 4:30 p.m. (Toronto time) on Friday, May 21, 2004, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies received subsequently.